UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                    May 2006
                 -----------------------------------------

                     Knightsbridge Tankers Limited
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                  (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

               Form 20-F [X]            Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated February 13, 2006, announcing its fourth quarter 2005 earnings.

EXHIBIT 1


graphic omitted


Knightsbridge Tankers Limited
PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2005 RESULTS

Knightsbridge Tankers Limited (the "Company") reports net income of $15.9 million and earnings per share of $0.93 for the fourth quarter of 2005. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs in the quarter was $58,600 compared with $34,700 in the immediately preceding quarter. This increase reflects the strengthening of the market experienced in the fourth quarter.

During the fourth quarter, the vessel TI Qingdao (formerly named Kensington) was drydocked at a cost of $515,000 and resulting in approximately 13 days offhire. The vessel TI Ningdo (formerly named Hampstead) is scheduled to be drydocked in the first quarter of 2006. Following this, all of the Company's five vessels will have completed their scheduled ten year drydocking and special survey.

The net increase in cash and cash equivalents in the quarter was $1.4 million. The Company generated $12.9 million from operating activities and used $3.0 million to repay the Company's loan and credit facilities and distributed $8.6 million in dividend payments. As of January 31, 2006, the Company has an average cash breakeven rate for its vessels of $16,700 per vessel per day compared to $15,800 at January 31, 2005. This increase is as result of higher general market interest rates and slightly increased operating costs for the Company.

For the financial year ended December 31, 2005 the Company reports annual net income of $44.0 million and earnings per share of $2.57 compared with $85.8 million and $5.02, respectively in 2004. The average daily TCE's earned in 2005 were $47,100 compared with $68,700 in 2004. Net interest expense for the period was $4.3 million (2004: $7.4 million).

The net decrease in cash and cash equivalents in 2005 was $19.0 million. The Company generated cash from operating activities of $70.1 million, used $11.3 million to repay debt and credit facilities and distributed $77.8 million in dividends to shareholders. The total dividends paid in each of 2004 and 2005 were $4.55 per share.

On February 13, 2006, the Board declared a dividend of $0.80 per share. The record date for the dividend is February 23, 2006, ex dividend date is February 21, 2006, and the dividend will be paid on or about March 9, 2006.

THE MARKET

The generally positive trend of the VLCC market witnessed in the end of the third quarter of the year continued with strength well into the fourth quarter. After a brief decline in late September, October started off with steady rates around World Scale ("WS") 100 for the benchmark route from the Arabian Gulf to Japan. From late October until the middle of November, the rates rose dramatically, peaking at WS 226 in the middle of November, the highest rate of the year. Following the peak, the market softened seeing a steady decline until the middle of December, when the decline in rates became steeper towards the traditionally quieter Christmas season. Fixtures were done around WS 120 levels at quarter end, demonstrating the high volatility experienced during the period. The average WS rate from the Arabian Gulf to Japan in the fourth quarter was about WS 156, compared to WS 83 in the third quarter of 2005. This equates to a daily time charter equivalent ("TCE") of approximately $94,000 per day.

The tanker market experienced upwards pressure due to disruptions on the supply side, as tonnage was delayed in the US Gulf, Iraq and the Turkish Straits.

The International Energy Agency (IEA) reported in February an average OPEC Oil production, including Iraq, of approximately 29.4 million barrels per day during the fourth quarter of the year, a 0.06 million barrels per day or 0.2 percent decrease from the third quarter. OPEC decided at its meeting held 31st January to maintain current production levels.

IEA estimates world oil demand averaged 84.1 million barrels per day in the fourth quarter, a 1.3 percent increase from the third quarter in 2005. IEA further predicts that the average demand for 2006 in total will be 85.1 million barrels per day, or a 2.1 percent growth from 2005, hence showing a firm belief in continued demand growth.

The world trading VLCC fleet totalled 473 vessels at the end of the fourth quarter of 2005, an increase of 2.6 percent over the quarter. No VLCCs were scrapped in the period and 12 were delivered. The total order book is at 92 vessels at the end of the fourth quarter, down from 98 vessels after the third quarter of 2005. This represents 19.5 percent of the current VLCC fleet. A total of six VLCCs were ordered during the quarter.

OUTLOOK

The market to date in 2006 has been volatile but at healthy freight levels. The Board believes that the first quarter will yield satisfactory results albeit at lower levels than the corresponding quarter in 2005. Market participants seem to share an optimistic view for the whole of 2006 and at the moment it is possible to sell freight futures for the year at a level that equals approximately $50,000 per day on VLCCs.

Subsequent to the amendment of the Bye-laws last year, the Board has considered the Company's future strategy. The Board feels that the Company and its shareholders will be best served by seeking to grow the Company's business within the existing business sector. Such growth creates the possibility for a good long term return by a combination of increased dividend payments and value creation. The Board will, in the coming period, evaluate different investment alternatives including available financing sources. The Board will focus on transactions which give the Company the opportunity to dividend a high degree of the operating profit, and will pay due attention to the cyclicality of the industry.

Based on the TCE results achieved so far in the quarter and, subject to no material negative developments for the rest of the quarter, the Board anticipates a maintained or increased dividend payment for the first quarter of 2006 compared to the fourth quarter of 2005.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, dry-docking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

February 13, 2006
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact: Ola Lorentzon
         + 46 703 998886

         Inger M. Klemp
         + 47 23 11 40 76

         KNIGHTSBRIDGE TANKERS LIMITED FOURTH QUARTER REPORT (UNAUDITED)


--------------------------------------------------------------------------------------------------
  2004          2005         INCOME STATEMENT                            2005             2004
Oct-Dec       Oct-Dec       (in thousands of $)                        Jan-Dec          Jan-Dec
                                                                                       (audited)
--------------------------------------------------------------------------------------------------

  42,564        30,134      Total operating revenues                   100,179          135,695

                            Operating expenses
   4,152         4,097      Voyage expenses                             16,459           14,240
   3,113         4,322      Ship operating expenses                     17,211            9,868
     218           178      Administrative expenses                        988            1,114
   4,304         4,315      Depreciation                                17,120           17,219

  11,787        12,912      Total operating expenses                    51,778           42,441

                            Other income/(expenses)
     185           140      Interest income                                959              449
   1,042)       (1,489)     Interest expense                            (5,244)          (7,877)
      (4)          (21)     Other financial items                         (149)              13

    (861)       (1,370)     Net other income/(expenses)                 (4,434)          (7,415)

  29,916        15,852      Net income (loss)                           43,967           85,839

  17,100        17,100      Average number of ordinary shares
                            outstanding                                 17,100           17,100

$   1.75       $  0.93      Earnings per Share ($)                    $   2.57           $ 5.02

---------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------
BALANCE SHEET                                                        2005             2004
(in thousands of $)                                                Dec 31           Dec 31

------------------------------------------------------------------------------------------

ASSETS
Short term
Cash and cash equivalents (including restricted cash)              22,634           41,653
Other current assets                                               15,096           22,008
Long term
Vessels and equipment, net                                        285,070          301,500
Deferred charges and other long-term assets                           359              392

Total assets                                                      323,159          365,553

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                   11,200           11,309
Other current liabilities                                           7,726            4,974
Long term
Long term interest bearing debt                                   109,200          120,400
Stockholders' equity                                              195,033          228,870

Total liabilities and stockholders' equity                        323,159          365,553
-------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
   2004          2005        STATEMENT OF CASHFLOWS                                       2005             2004
Oct-Dec       Oct-Dec        (in thousands of $)                                       Jan-Dec          Jan-Dec
                                                                                                      (audited)
------------------------------------------------------------------------------------------------------------------
                            OPERATING ACTIVITIES

  29,916       15,852       Net income (loss)                                           43,967         85,839
                            Adjustments to reconcile net income to net cash
                            provided by operating activities
   4,304        4,332       Depreciation and amortisation                               17,186         17,219
      16                    Other                                                                         110
  (8,916)      (7,273)      Change in operating assets and liabilities                   8,975          3,420

  25,320       12,911       Net cash provided by operating activities                   70,128        106,588

                            INVESTING ACTIVITIES

       -            -       Compensation on vessel redelivery                               -             690

       -            -       Net cash provided by investing activities                       -             690

                            FINANCING ACTIVITIES

       -            -       Proceeds from long-term debt, net of fees paid                  -         139,556
  (2,691)      (2,955)      Repayments of long-term debt                               (11,342)      (133,688)
 (17,100)      (8,550)      Dividends paid                                             (77,805)       (77,805)

 (19,791)     (11,505)      Net cash used in financing activities                      (89,147)        71,937

   5,529        1,406       Net increase/(decrease) in cash and cash                   (19,019)        35,341
                            equivalents
  36,124       21,228       Cash and cash equivalents at start of period                41,653          6,312
  41,653       22,634       Cash and cash equivalents at end of period                  22,634         41,653
-----------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                              Knightsbridge Tankers Limited
                                             ----------------------------------
                                                     (Registrant)




Date          May 5, 2006              By         /s/ Kate Blankenship
    ------------------------             --------------------------------------
                                                      Kate Blankenship
                                                         Secretary




SK 01655 0002 667769